Exhibit (k)(2)

BlackRock Advisors, LLC
100 Bellevue Parkway
Wilmington, Delaware 19809

______________, 2011

BlackRock Preferred Partners LLC
100 Bellevue Parkway
Wilmington, Delaware 19809

Ladies and Gentlemen:

We are writing to confirm our understanding that BlackRock Preferred Partners LLC (the "Fund") has a nonexclusive, revocable license to use the word "BlackRock" in its name and that if BlackRock Advisors, LLC (the "Advisor") ceases to be the investment adviser to the Fund, the Fund will cease using such name as promptly as practicable, making all reasonable efforts to remove "BlackRock" from its name including calling a special meeting of unitholders.

Skadden, Arps, Slate, Meagher & Flom LLP, counsel to the Fund, has informed us that the provision described above is contained in the Fund's investment management agreement, and that continued use of the name "BlackRock" if the Advisor ceases to be the investment adviser would probably violate those provisions of the Investment Company Act of 1940, as amended, that require that the Fund's name not be misleading.

Execution of this letter agreement on behalf of the Fund will signify that the Fund understands that it has a nonexclusive, revocable license to the use of the name "BlackRock."

BLACKROCK ADVISORS, LLC

By:
Name:
Title:

BLACKROCK PREFERRED PARTNERS LLC

By:
Name:
Title: